UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2003

EDP- Electricidadé de Portugal

Praça Marquês de Pombal, 12 1250-162 Lisbon, Portugal
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.)

Form 20-F  ☒   Form 40-F  ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐   No ☒

Financial Results

1Q2003

Lisbon, 30 April 2003

Table of Contents

1Q2003 Financial Results

Results Overview

Investments and Financial Debt

EDP Produção

EDP Distribuição

Hidrocantábrico

Bandeirante

Escelsa

Enersul

Telecoms

Information Technology

Consolidated Financial Results & Consolidated Extraordinary Results

Consolidated Income Statement

Adjusted Cash Flow and Consolidated Balance Sheet

Income Statement by Business Areas

1Q2003 Financial Results

The EDP Group’s consolidated net income in 1Q2003 amounted to €132.5 million or €0.044 per share.

€ m	1Q2003	1Q2002	Δ%

Operating Revenues	1,657.1	1,447.2	14.5%
Operating Costs	1,196.1	1,056.8	13.2%
EBITDA	461.0	390.4	18.1%
Operating Results	234.7	200.2	17.2%
Financial Results	(71.5)	(59.2)	-20.8%
Extraordinary Results	23.4	28.6	-18.2%
Net Income	132.5	129.4	2.4%
Earnings per share	0.044	0.043	2.4%

Cash Flow(1)	358.8	319.6	12.3%
Adjusted Cash Flow(2)	404.8	252.4	60.4%

Operating Investment	166.2	188.3	-11.7%

Financial Debt	7,821.0	5,344.6	46.3%

Net Debt	7,612.9	5,254.1	44.9%

(1)          Cash flow = Net Income + Depreciation + Provisions

(2)          Adjusted Cash flow = Cash-flow + Tariff Adjustment + Hydrological Correction + Hydrological Account Interest

General Indicators	1Q2003	1Q2002	Δ%

Number of electricity clients
Portugal	5,671,776	5,562,960	2.0%
Hidrocantábrico(1)	553,645	n.a.	—
Bandeirante	1,304,534	1,266,368	3.0%
Escelsa	966,268	938,029	3.0%
Enersul	602,089	581,770	3.5%

Electricity sales (GWh)
Portugal	9,989	9,370	6.6%
Hidrocantábrico(1)	3,176	3,039	4.5%
Bandeirante	2,476	2,386	3.8%
Escelsa	1,514	1,424	6.3%
Enersul	705	652	8.2%

Number of employees - core business
Portugal	9,042	9,370	-3.5%
Hidrocantábrico(1)	1,385	1,332	4.0%
Bandeirante	1,349	1,448	-6.8%
Escelsa	1,360	1,404	-3.1%
Enersul	930	971	-4.2%

(1)          Hidrocantábrico is proportionally consolidated in accordance with EDP’s stake in Hidrocantábrico (40%).

Figures presented above correspond to Hidrocantábrico 100%.

Note: The accounts presented in this document are non-audited.

Results Overview

Revenues (€ m)	1Q2003	1Q2002	Δ%

EDP Produção	295.3	357.0	-17.3%
EDP Distribuição	903.0	846.1	6.7%
Hidrocantábrico	135.4	—	—
Bandeirante(1)	104.3	116.6	-10.5%
Escelsa	63.1	—	—
Enersul	28.7	—	—
Telecoms	81.9	72.3	13.3%
Information Technology	51.4	58.9	-12.7%
Other & Adjustments	(6.1)	(3.7)	-66.2%

Consolidated	1,657.1	1,447.2	14.5%

EBITDA (€ m)	1Q2003	1Q2002	Δ%

EDP Produção	204.4	194.9	4.9%
EDP Distribuição	139.6	150.3	-7.1%
Hidrocantábrico	31.3	—	—
Bandeirante(1)	12.3	15.8	-22.5%
Escelsa	19.0	—	—
Enersul	7.1	—	—
Telecoms	(3.5)	(14.0)	74.8%
Information Technology	10.6	15.5	-31.5%
Other & Adjustments	40.2	27.9	44.3%

Consolidated	461.0	390.4	18.1%

EBIT (€ m)	1Q2003	1Q2002	Δ%

EDP Produção	143.4	136.0	5.4%
EDP Distribuição	36.7	49.7	-26.1%
Hidrocantábrico	17.9	—	—
Bandeirante(1)	2.8	10.1	-71.8%
Escelsa	14.1	—	—
Enersul	2.4	—	—
Telecoms	(21.0)	(30.2)	30.6%
Information Technology	5.1	10.7	-52.4%
Other & Adjustments	33.1	24.0	37.8%

Consolidated	234.7	200.2	17.2%

(1)          The figures presented for 1Q2002 respect to the months of January and February

The EDP Group’s net income for the 1Q2003 amounted to €132.5 million up 2.4%. The strong EBITDA performance, up 18.1% from the 1Q2002, reflects, amongst other things, changes in EDP’s consolidation perimeter namely the inclusion of Hidrocantábrico, Escelsa and Enersul.

EDP Produção, still the largest contributor to the Group’s EBITDA and EBIT, benefited from the stable nature of the PPA contracts to which the majority of its installed capacity is bound, its management focus on maintaining the company’s controllable costs within best-practice levels and the improvement of its fuel procurement activity.

EDP Distribuição (“EDPD”) benefited from the 6.6% consumption growth and the average increase in the commercialisation activities’ tariffs (CREDES and CSEP). However, its performance was negatively affected by the regulator’s tariff cuts on the Use of the Distribution Grid (URD), an activity that represents 77% of the company’s gross margin, and the 0.25 p.p. increase in concession fees paid to municipalities.

During 1Q2003 our Brazilian distribution companies started to show signs of recovery due to increased demand since electricity was no longer rationed. The Brazilian Real also recovered against the Euro versus 4Q02, although still well below last years’ first quarter levels. EDP’s distribution companies will also benefit from the 2003 tariff revisions (April for Enersul and October for Bandeirante).

Revenues from EDP’s telecom operations increased 13.3% and its contribution to EDP’s consolidated EBITDA is a mere €3.5 million loss. The company is expected to reach EBITDA break-even in 2003.

Also noteworthy is the fact that the Group’s adjusted cash flow increased 60.4% due to the strong EBIT improvement and a wet first quarter, which means a cash inflow from REN of €23.1 million.

Investments and Financial Debt

Operating Investments (€ m)	1Q2003	YE2002	1Q2002

EDP Produção	42.6	286.4	69.6

EDP Distribuição	59.0	371.2	81.5
(-) Edinfor asset transfer	—	80.5	37.4
(=) Group cash investments	59.0	290.6	44.1

Hidrocantábrico (40%)	19.5	84.8	—

Brazil	21.1	125.8	23.1

Telecoms	9.0	312.0	36.9

Information Technology	12.7	41.8	13.4

Other	2.3	53.9	1.2

Total	166.2	1,195.3	188.3

Operating investment totalled €166.2 million in 1Q2003. If we exclude OniWay’s investment in 1Q2002 (€24.5 million) and the effect from the 40% consolidation of Hidrocantábrico, operating investments would have gone down 10.5%.

EDPP invested an extra €30.5 million in the new TER CCGT and €4.0 million in the expansion of the Venda Nova hydro power plant.

The bulk of recurring investment at EDPD was related to the expansion and improvement of the distribution network.

66% of Oni’s investments in 1Q2003 were in the Spanish fixed line operations.

The inclusion of 40% of Hidrocantábrico amounted to an extra €19.5 million in capex, most of which is in wind farms.

Financial Debt (€ m)	1Q2003	YE2002	1Q2002

Holding	5,650.2	5,879.4	4,174.1

EDP Produção	69.7	69.1	88.7

EDP Distribuição	—	—	—

Hidrocantábrico	813.8	816.6	261.0

Brazil	574.0	550.2	298.1

Telecoms	673.3	622.1	502.8

Information Technology	23.7	25.6	19.4

Other	16.3	31.0	0.5

Total Financial Debt	7,821.0	7,994.1	5,344.6
Cash and cash equivalents	208.1	214.0	90.5

Net Debt	7,612.9	7,780.1	5,254.1

As of 31 March 2003, the EDP Group’s total financial debt amounts to €7,821.0 million. The consolidation of EDP’s 40% stake in Hidrocantábrico has an impact of €813.8 million. The holding company’s debt at the end of 2002 includes the €783 million paid to EnBW and the purchase of 357.4 million Bonds of Escelsa for USD268.7 million.

Oni and the Brazilian subsidiaries, including Escelsa and Enersul, account for €673.3 million and €574.0 million respectively of EDP’s consolidated debt. We recall that Brazilian electricity utilities are financing state receivables through special loans contracted with BNDES to compensate for the rationing losses and “Parcela A” costs.

Most of EDPP’s external debt is funding two cogeneration plants: Soporgen (€41.5 million) and Energin (€10.0 million). Furthermore, the expansion of Enernova activities, our wind farm developer, accounts for €16.9 million of our debt.

EDP Produção

Energy emission (GWh)	1Q2003	1Q2002	Δ%

Hydroelectric	5,595	1,650	239.1%
Thermoelectric	2,164	4,864	-55.5%
Binding Generation	7,758	6,514	19.1%
HDN	61	23	163.3%
Hidrocenel	117	34	243.6%
EDP Energia	112	34	226.0%
Non-Binding Generation	291	92	216.7%
Biomass	11	10	15.6%
Wind Farms	32	30	6.7%
Cogeneration	164	139	18.5%
Small Hydro	85	37	130.5%
Special Regime Producers	293	215	35.9%
Total EDP emission	8,342	6,821	22.3%

Pego thermal power station (SEP)	874	1,250	-30.1%
Tapada thermal power station (SEP)	892	2,025	-55.9%
Auto-producers (SEI)	910	658	38.2%
Import / (Export) net	311	34	—
Direct sales to Ind. Clients (included in Cogeneration)	(122)	(104)	17.6%
Pumping	(89)	(186)	-51.9%
Gross demand	11,117	10,498	5.9%

Synchronous compensation	(8)	(10)	-23.0%
Own consumption - generation	(1)	(1)	-28.7%
Own consumption - transmission grid	(3)	(3)	4.0%
Losses	(316)	(176)	79.2%

Energy delivered to distribution	10,789	10,307	4.7%
Hydrological coefficient	1.36	0.50

Electricity sales (€ m)	1Q2003	1Q2002	Δ%

PPA Capacity Charge	219.1	211.9	3.4%
PPA Energy Charge	40.1	118.8	-66.2%
Total CPPE	259.2	330.6	-21.6%

HDN	8.9	5.7	56.3%
Hidrocenel	7.0	5.0	39.1%
Total Small Hydro	15.9	10.7	48.2%

Wind powered (Enernova)	2.8	2.5	12.1%
Cogeneration (Soporgen & Energin)	9.9	6.5	51.5%
Biomass (Bioléctrica)	0.8	—	—

Total EDP Produção	288.5	350.4	-17.7%

Fuel costs (€ m)	1Q2003	1Q2002	Δ%

Coal	27.1	42.0	-35.4%
Fuel-oil	8.0	70.6	-88.6%
Natural Gas	2.3	3.2	-28.2%
Diesel	0.2	0.0	274.5%
CPPE	37.6	115.8	-67.5%

Natural Gas (Soporgen & Energin)	8.8	5.6	57.0%
Biomass (Bioeléctrica)	0.6	—	—
Total EDP Produção	47.0	121.4	-61.3%

Electricity Purchases (€ m)	1Q2003	1Q2002	Δ%

HDN, Hidrocenel & Cogenerators	5.0	0.9	—

•   EDP Produção’s (‘EDPP’) total emission reached 8,342 GWh in 1Q2003, of which 72% was hydro generation compared to 26% in 1Q2002;

•   The 22.3% increase in EDPP’s emission is due to heavy rainfall at the beginning of the year (hydrological coefficient of 1.36 in 1Q2003, 0.5 in 1Q2002) and a 5.9% increase in Gross Demand following a cold winter;

•   The PPA capacity charge increased 3.4%, reflecting i) higher availability factors at the CPPE’s hydro and thermal power plants and ii) the charge adjustment for inflation as foreseen in the PPA contracts;

•   The PPA energy charge dropped 66.2% due to a lower utilization of CPPE’s thermal plants, because of a wet quarter. CPPE was once again able to buy coal and fuel at a lower price than that reflected in the PPA energy charge (€37.6 million vs. €40.1 million);

•   EDPP’s electricity generation gross profit increased 3.5% to €237.2 million in 1Q2003.

Operating Income Statement (€ m)	1Q2003	1Q2002	Δ%

Electricity Sales	288.5	350.4	-17.7%
Services Provided	2.0	3.1	-34.5%
Other Sales	4.8	3.5	36.3%
Operating Revenues	295.3	357.0	-17.3%

Electricity	5.0	0.9	456.5%
Fuel for electricity generation	47.0	121.4	-61.3%
Direct Activity Costs	52.0	122.3	-57.5%

Gross Profit	243.4	234.7	3.7%
Gross Profit/Revenues	82.4%	65.7%	16.7	p.p.

Sundry materials and goods for resale	1.4	0.9	49.7%
Supplies and services - Group	1.7	1.0	64.9%
Supplies and services - Non-Group	9.9	15.5	-35.9%
Personnel costs	30.1	27.8	8.3%
Generation centre rentals	1.0	0.9	13.3%
Other operating costs (or revenues)	(1.1)	(0.8)	-37.2%
Own work capitalised	(4.0)	(5.5)	26.3%
Operating Costs	38.9	39.8	-2.2%

EBITDA	204.4	194.9	4.9%
EBITDA / Revenues	69.2%	54.6%	14.6	p.p.

Depreciation and amortisation	58.6	56.5	3.7%
Provisions	2.4	2.4	1.3%

EBIT	143.4	136.0	5.4%
EBIT / Revenues	48.6%	38.1%	10.5	p.p.

Personnel costs (€ m)	1Q2003	1Q2002	Δ%

Total Personnel Costs	30.1	27.8	8.3%
Pension Premiums	3.5	1.7	109.0%
Early Retirement Correction	3.3	3.3	-1.0%
Social benefits with early retirees	0.4	0.4	-4.7%
Medical care with inactives	0.7	—	—
Personnel costs (active workers)	22.2	22.4	-1.0%

Number of employees	2,112	2,184	-3.3%

Investment (€ m)	1Q2003	1Q2002	Δ%

Binding Generation	6.2	3.5	75.6%
Non-Binding Generation	30.8	62.9	-51.0%
Special Regime Producers	3.2	0.9	245.1%
Other investments	2.4	2.2	8.2%
Total operating investment	42.6	69.6	-38.8%

Recurring investment	2.5	2.9	-15.2%
Non-recurring investment	40.2	66.7	-39.8%

•   Non-group supplies and services drop 35.9%. However 1Q2002 include the full year insurance charge. If we adjusted for this, non-group supplies and services would have remained unchanged;

•   Total number of employees went down 3.3% year-on-year. However, costs went up following the 2003 actuarial study, which used more conservative assumptions, resulting in an increase in Pension premiums. Medical care costs with inactives of €0.7 million were accounted for in 1Q2003;

•   Binding generation capex includes a €4.0 million investment in additional capacity at the Venda Nova hydro power plant. Venda Nova’s current installed capacity is 90 MW and by September 2004 two additional 94 MW groups should start operating under the current PPA. Total investment in increasing Venda Nova’s capacity (at technical costs) is expected to be €139.0 million of which €79.0 million has already been done;

•   Non-binding generation capex in the new TER CCGT amounted to €30.5 million in 1Q2003. This plant comprises three 400 MW groups that will start operating at the beginning of 2004, end of 2004 and end of 2006 respectively. Total planned investment (at technical costs) amounts to €675.0 million of which €235.4 million has already been completed;

•   Special regime generation capex in 1Q2003 includes €3.1 million in 18MW wind power generation through Enernova. This capacity will become available during the first half of 2003. The company plans to invest around €400 million in 550MW of new wind generation capacity until 2008.

EDP Distribuição

Energy Sales (GWh)	1Q2003	1Q2002	Δ%

Energy delivered to Distribution	10,789	10,307	4.7%
Own consumption - distribution	(8)	(5)	65.6%
Distribution losses	(792)	(933)	-15.1%

Total electricity sales(1)	9,989	9,370	6.6%

Electricity sales - PES	9,327	9,217	1.2%
VHV (Very high voltage)	234	197	19.0%
HV (High voltage)	824	853	-3.4%
MV (Medium voltage)	2,480	2,834	-12.5%
SLV (Special low voltage)	771	741	4.0%
LV (Low voltage)	4,682	4,279	9.4%
PL (Public lighting)	337	313	7.5%

Electricity sales - NBES	663	152	—
EDP	436	108	—
HV (High voltage)	13	19	-28.9%
MV (Medium voltage)	423	89	—
Non-EDP	226	44	—
HV (High voltage)	26	22	18.4%
MV (Medium voltage)	200	22	—

(1) Figures presented include sales to EDP Group for final consumption.

Regulated Revenues (URD adjusted to 1Q2003 consumption)	1Q2003	1Q2002

Unit revenue for the Use of the Distribution Grid: HV and MV (€ / MWh)	9.84	10.23
Electricity delivered to binding and non-binding consumers: HV and MV (GWh)	10,132	9,546
Unit revenue for the Use of the Distribution Grid: LV (€ / MWh)	24.55	25.29
Electricity delivered to binding and non-binding consumers: LV (GWh)	5,789	5,333
t-2 tariff adjustment (€ m)	(3.48)	(3.50)
URD total allowed revenues (€ m)	238.38	229.04

Allowed revenues for the Network Services activity: VHV; HV and MV (€ m)	5.83	2.79
Allowed revenues for the Network Services activity: SLV (€ m)	2.31	2.34
Allowed revenues for the Network Services activity: LV (€ m)	31.60	28.88
t-2 tariff adjustment (€ m)	—	—
CRedes total allowed revenues (€ m)	39.74	34.02

Allowed revenues for the Supply in the PES activity: VHV; HV and MV (€ m)	2.09	0.96
Allowed revenues for the Supply in the PES activity: SLV (€ m)	0.60	0.45
Allowed revenues for the Supply in the PES activity: LV (€ m)	19.69	18.16
t-2 tariff adjustment (€ m)	5.68	(1.42)
CSEP total allowed revenues (€ m)	28.07	18.15

Allowed revenues for energy acquisition activity	2.56	—

Total allowed revenues after tariff adjustment (€ m)	308.74	281.21

Electricity Sales and Gross Profit Analysis (€ m)	1Q2003	1Q2002	Δ%

VHV (Very High Voltage)	11.1	5.7	93.8%
HV (High Voltage)	40.2	27.1	48.0%
MV (Medium Voltage)	175.1	186.3	-6.0%
SLV (Special Low Voltage)	74.5	68.6	8.7%
LV (Low Voltage)	586.3	513.1	14.3%
Public lighting	28.2	23.4	20.5%
Interruptibility discounts	(6.1)	(4.4)	-39.4%
Tariff correction discounts	(0.4)	(2.5)	81.7%
Invoiced Sales - PES	909.0	817.4	11.2%

Invoiced Sales - NBES(1)	11.1	0.01	—

Distribution 1Q2000 Reposition	—	5.1	—
Distribution 1Q2001 Reposition	(1.7)	—	—
Distribution 1Q2002	—	18.0	—
Distribution 1Q2003	(21.2)	—	—
Tariff Adjustments	(22.8)	23.1	—

Electricity Revenues	897.2	840.6	6.7%
Tariff adjustments’ reposition	(1.7)	5.1	—
Sales to customers before reposition	898.9	835.4	7.6%
Electricity purchases	590.1	548.3	7.6%

Electricity Gross Profit	308.8	287.2	7.5%

(1) In 1Q2002, these revenues were accounted under “Services Provided”. As such, for comparison purposes the figures presented in 1Q2002 include the amount accounted under that item (€0.01 million ). Note that the disturbances that resulted from the implementation of the new accounting system led to some of these 1Q2002 revenues being accounted only in the 2Q2002 (see next page).

•     EDPD’s number of clients in the binding system increased 1.9% to 5,671,124. In the non-binding system, EDP had a 65.8% market share selling 436 GWh to its 652 clients.

•     The 6.7% increase in electricity revenues is the result of a 6.6% growth in consumption following a cold winter. Electricity revenues in the PES segment also benefited from a 2.8% increase in the average final tariff. The transfer of some MV clients from the PES to the non-binding system led to a 6% decrease in this segment’s electricity revenues.

•     The bulk of the tariff adjustment comes from an estimated €21.2 million charge following higher than expected real consumption in 1Q2003. For the 2003 tariffs, the regulator (ERSE) estimated a 5.4% increase in consumption.

•     “Allowed Revenues for energy acquisition activity” relate mostly to the recovery of the 2002 differences between estimated and real fuel costs for the LV segments (a pass-through to the 2003 tariff).

Operating Income Statement (€ m)	1Q2003	1Q2002	Δ%

Electricity Sales - Group	1.5	0.6	138.3%
Electricity Sales - Non-Group	895.8	839.9	6.6%
Services Provided	5.3	5.1	3.8%
Other Sales	0.4	0.4	-1.1%
Operating Revenues	903.0	846.1	6.7%

Direct Activity Costs	590.1	548.3	7.6%

Gross Profit	312.9	297.8	5.1%
Gross Profit/Revenues	34.7%	35.2%	-0.6	p.p.

Sundry materials and goods for resale	24.6	12.2	102.5%
Supplies and services - Group	24.4	9.3	162.2%
Supplies and services - Non-group	25.4	24.2	5.0%
Personnel costs	99.3	94.1	5.5%
Concession fees	42.8	39.3	9.0%
Other operating costs (or revenues)	(2.2)	(0.6)	-271.1%
Own work capitalised	(40.9)	(30.9)	-32.4%
Operating costs	173.3	147.5	17.5%

EBITDA	139.6	150.3	-7.1%
EBITDA / Revenues	15.5%	17.8%	-2.3	p.p.

Depreciation and amortisation	85.4	82.0	4.2%
Provisions	17.4	18.7	-6.8%

EBIT	36.7	49.7	-26.1%
EBIT/ Revenues	4.1%	5.9%	-1.8	p.p.

Personnel costs (€ m)	1Q2003	1Q2002	Δ%

Total Personnel Costs	99.3	94.1	5.5%
Pension Premiums	13.1	6.7	96.3%
Early Retirement Correction	18.8	19.5	-3.6%
Social benefits with early retirees	2.4	2.7	-11.2%
Medical care with inactives	6.2	2.7	133.3%

Personnel costs (active workers)	58.8	62.6	-6.1%

Number of employees	6,930	7,186	-3.6%

Investment (€ m)	1Q2003	1Q2002	Δ%

Distribution Grid	47.1	37.3	26.3%
Public lighting	3.1	1.9	63.5%
Information Systems	1.5	41.4	-96.3%
Other Investments	7.3	0.9	751.2%

Total operating investment	59.0	81.5	-27.6%

Recurring investment	55.0	39.5	39.4%
Non-recurring investment	4.0	42.0	-90.5%

•     Electricity purchases reflect the 2003 tariffs set by ERSE in December 2002: (i) a 1.6% increase for the energy and power tariff; (ii) a 3.6% decrease for the use of the transportation grid tariff and (iii) a 35.1% increase for the global use of the system tariff. For EDPD, these costs are a complete pass-through to the tariff to final clients.

•     EDPD gross profit reflects: (i) an increase of 16.8% in the Network Services’ allowed revenues; (ii) an increase of 54.7% in the Supply in the PES allowed revenues; which were partly offset by (iii) a decrease of 3.8% and 2.9% in unit revenues for the Use of the Distribution Grid for HV/MV and LV segments, respectively. This activity accounts for 77.2% of EDPD’s regulated revenues.

•     The implementation of the new SAP accounting and information management system in the 1Q2002 meant that some ‘sundry materials’, ‘supplies and services’ and ‘own work capitalised’ were only booked in the 2Q2002. So, a true comparison cannot be made. In 1H2002 ‘sundry materials’ amounted to €31.0 million, ‘supplies and services’ amounted to €89.1 million and ‘own work capitalised’ amounted to €67.9 million.

•     Concession fees reflect the 0.25 p.p. increase between 2002 and 2003 in the average rate paid to municipalities (Decree 439/2001 of 28/04). In 2003, 7.25% on the previous year’s LV sales.

•     Operating Investment in the 1Q2002 includes the transfer from Edinfor to EDPD of €37.4 million worth of assets (which relate to a commercial and administrative IT system based on the SAP platform). Excluding this amount which does not affect the Group cash-(out)flow, EDPD’s operating investment would have increased 33.9% year-on-year, the majority of which has been made in the distribution grid.

Hidrocantábrico (100%) - Generation

Spain Energy Balance (GWh)	1Q2003	1Q2002	Δ%

Generation	46,566	43,722	6.5%
Special Regime	10,348	8,752	18.2%
Imports	1,916	2,503	-23.5%

Total Demand	58,830	54,977	7.0%

Regulated Distribution	41,844	39,484	6.0%
Supply	15,350	14,889	3.1%
Exports	1,635	603	171.1%

HC’s Net Electricity Generation (GWh)	1Q2003	1Q2002	Δ%

Hydroelectric	387	175	121.1%
Nuclear	335	334	0.3%
Aboño	1,424	1,781	-20.1%
Soto de Ribera	866	1,212	-28.5%
Coal	2,290	2,993	-23.5%
Castejón CCGT	165	—	—

Total Generation	3,177	3,502	-9.3%
Pumping	(34)	(32)	5.2%

Energy delivered to the Pool	3,143	3,470	-9.4%

HC’s Performance in the Pool	1Q2003	1Q2002	Δ%

Average HC Selling Price(1) (€/MWh)	30.54	50.71	-39.8%
Average Pool Price(1) (€/MWh)	32.02	55.07	-41.9%
HC’s market share in wholesale market	6.8%	7.9%	-1.2	p.p.

(1) Includes wholesale market, ancillary services and capacity payment.

HC’s Fuel Costs	1Q2003	1Q2002	Δ%

Average HC Fuel Cost (€/MWh)(1)	15.09	16.60	-9.1%

(1) Excluding hydroelectric emission.

•     Hydroelectricity as a percentage of total emission was much higher following a wet quarter. In these market conditions the pool prices fell strongly during the period, resulting in a 40% drop in the company’s average sale price to €30.54/MWh;

•     Given that Hidrocantábrico is heavily dependent on thermal power, the company’s net emission fell 9.4% year-on-year with the subsequent 1.2 p.p. drop in market share to 6.8%;

•     Average fuel costs decreased 9.1% explained by a fall in coal price.

Hidrocantábrico (100%) - Distribution & Supply

Distribution

Energy Sales - GWh

Electricity	1Q2003	1Q2002	Δ%
Low Voltage	606	558	8.6%
Medium Voltage	216	202	6.9%
High Voltage	1,350	1,376	-1.9%
Total	2,172	2,136	1.7%
of which: access clients	273	260	5.0%

Gas	1Q2003	1Q2002	Δ%
Total	690	542	27.3%
of which: access clients	118	78	51.0%

# of Customers

Electricity	1Q2003	1Q2002	Δ%
Low Voltage	551,216	n.a.	—
Medium Voltage	664	n.a.	—
High Voltage	19	n.a.	—
Total	551,899	n.a.	—
of which: access clients	685	n.a.	—

Gas	1Q2003	1Q2002	Δ%
Total	159,395	138,485	15.1%
of which: access clients	23	9	155.6%

Revenues - € m

Electricity	1Q2003	1Q2002	Δ%
Transmission tariff	1.5	0.8	85.1%
Distribution tariff	22.7	22.3	1.9%
Commercialisation tariff	1.9	1.8	5.9%
Regulated revenues	26.2	25.0	5.0%

Gas	1Q2003	1Q2002	Δ%
Transport tariff	0.5	—	—
Distribution tariff	7.9	3.1	153.7%
Commercialisation tariff	1.2	0.4	210.9%
Regulated revenues	9.5	3.5	174%

Supply

Energy Sales - GWh

Electricity	1Q2003	1Q2002	Δ%
Asturias	246	232	6.1%
Rest of Spain	758	671	13.0%
Total	1,004	903	11.2%

Gas	1Q2003	1Q2002	Δ%
Asturias	104	27	285%
Rest of Spain	648	168	286%
Total	752	195	286%

# of Customers

Electricity	1Q2003	1Q2002	Δ%
Asturias	618	463	33.5%
Rest of Spain	1,813	1,868	-2.9%
Total	2,431	2,331	4.3%

Gas	1Q2003	1Q2002	Δ%
Asturias	20	5	300%
Rest of Spain	84	36	133%
Total	104	41	154%

Revenues - € m

Electricity	1Q2003	1Q2002	Δ%
Asturias	13.6	12.1	11.9%
Rest of Spain	41.8	35.4	18.2%
Sales	55.4	47.5	16.6%

Gas	1Q2003	1Q2002	Δ%
Asturias	1.6	0.4	334%
Rest of Spain	10.0	2.4	317%
Sales	11.7	2.8	320%

Electricity Distribution

•     Hidrocantábrico’s revenues for the electricity distribution activity are regulated and this quarter amounted to €26.2 million;

Gas Distribution

•     Total gas distributed by Hidrocantábrico increased 27.3% vis-à-vis 1Q2002 explained by: i) the inclusion of Gas Figueres in the 2H2002, and ii) the harsh winter in 1Q2003;

•     In terms of revenues, 1Q2003 is not directly comparable with the 1Q2002 since the new regulation was implemented in February 2002;

Electricity Supply

•     The electricity supply activity has benefited from: i) the liberalization for all customers as of January 2003; and ii) the growth in electricity demand of 7.0% in the Spanish market (mainly explained by the harsh winter);

•     Hidrocantábrico was able to increase its market share, in the liberalized Spanish electricity market, by 0.6 p.p. from 6.5% to 7.1%;

Gas Supply

•     This activity has benefited from the increased liberalization of the Spanish gas market, which since January 2003 is open to all customers. Hidrocantábrico initiated this activity in the beginning of 2002 and this explains the strong year-on-year growth.

Hidrocantábrico (100%)

Business Areas	Generation & Supply				Electricity Distribution				Gas Distribution				Special Regime
Breakdown (€ m)	1Q2003	1Q2002	Δ%		1Q2003	1Q2002	Δ%		1Q2003	1Q2002	Δ%		1Q2003	1Q2002	Δ%

Revenues	190.3	221.5	-14.1%		97.0	140.1	-30.8%		19.3	18.7	2.9%		8.0	8.7	-8.0%
Direct Costs	113.6	132.3	-14.2%		70.1	112.5	-37.7%		9.8	9.3	5.0%		5.5	8.3	-34.3%
Gross Profit	76.7	89.1	-13.9%		26.8	27.6	-2.7%		9.5	9.4	0.9%		2.5	0.4	551%
Gross Profit/Revenues	40.3%	40.2%	0.1	p.p.	27.7%	19.7%	8.0	p.p.	49.3%	50.3%	-1.0	p.p.	31.7%	4.5%	27.3	p.p.

Personnel Costs	8.4	8.1	3.3%		5.4	5.4	1.1%		0.8	0.5	46.7%		1.0	1.4	-23.4%
Other Operating Costs (net)	9.0	3.0	204.1%		5.5	5.0	9.9%		1.3	0.8	58.6%		(1.5)	(4.0)	63.1%

EBITDA	59.4	78.1	-23.9%		15.9	17.2	-7.6%		7.4	8.1	-7.9%		3.0	3.0	-0.9%
EBITDA/Revenues	31.2%	35.2%	-4.0	p.p.	16.4%	12.3%	4.1	p.p.	38.6%	43.1%	-4.5	p.p.	36.9%	34.2%	2.7	p.p.

Depreciation	23.2	20.2	14.8%		7.0	6.7	5.7%		2.5	2.2	15.4%		1.3	1.3	4.3%
Provision	0.5	—	—		0.4	—	—		0.0	—	—		0.2	—	—

EBIT	35.6	57.8	-38.4%		8.4	10.5	-20.0%		4.9	5.9	-17.3%		1.5	1.7	-14.6%
EBIT/Revenues	18.7%	26.1%	-7.4	p.p.	8.7%	7.5%	1.2	p.p.	25.3%	31.5%	-6.2	p.p.	18.2%	19.6%	-1.4	p.p.

Operating Investment	6.6	24.2	-72.7%		7.1	10.8	-34.6%		3.8	3.6	4.2%		25.7	1.1	—

# of employees	590	571	3.3%		391	385	1.6%		65	58	12.1%		135	146	-7.5%

(1)  Holding costs not included

Generation & Supply

•     The electricity generation and supply activity posted a 23.9% decline at the EBITDA level due to the reduction of Hidrocantábrico’s net emission and low pool prices experienced during the period. Nevertheless, the low sale price achieved by the generation activity was partially offset by lower direct costs (pool price) at the supply activity;

•     In 1Q2003 CTCs of €14.7 million versus negative €13.6 million in the 1Q2002 were booked in the net sales item of the generation activity;

•     The increase in operating costs is due to maintenance work at Aboño I (€1.2 million) and the start of Castejón CCGT operations in October 2002;

Electricity Distribution

•     The 9.9% increase in the other operating costs is attributable to the expansion of the distribution network;

•     Investments in new markets only accounted for €1.6 million in the 1Q2003;

Gas Distribution

•     The first quarter of 2003 is not directly comparable with the 1Q2002 due to a new regulation since February 2002;

•     Higher operating costs took their toll on EBITDA growth as a result of higher intra-group costs and also due to the incorporation of Gas Figueres in the 2H2002;

Special Regime

•     The EBITDA of special regime operations during 2003 should benefit from the start of operations of two wind farms with a combined capacity of around 100 MW (65 MW in August and 34 MW in October);

•     The investments incurred in the 1Q2003 are mainly related to the construction of the wind farms foreseen in Hidrocantábrico’s strategic plan.

Income Statement (€ m)	1Q2003	1Q2002	Δ%

Revenues	338.6	385.0	-12.1%

Direct Costs	222.3	258.3	-13.9%

Gross Profit	116.2	126.8	-8.3%
Gross Profit/Revenues	34.3%	32.9%	1.4	p.p.

Supplies and services	19.5	11.2	74.3%
Personnel costs	19.9	19.2	3.9%
Other operating costs (or revenues)	1.3	0.5	185.4%
Own work capitalised	(2.8)	(4.6)	37.5%
Operating Costs	37.9	26.3	44.4%

EBITDA	78.3	100.5	-22.1%
EBITDA/Revenues	23.1%	26.1%	-3.0	p.p.

Depreciation	32.3	28.6	12.9%
Provision	1.2	—	—

EBIT	44.9	71.9	-37.6%
EBIT/Revenues	13.3%	18.7%	-5.4	p.p.

Financial Results	(37.2)	(31.2)	-19.3%
Extraordinary Results	4.9	(0.0)	—

Income Before Taxes	12.6	40.7	-69.1%
Income taxes	(18.7)	15.9	—
Minority interests	2.2	(0.1)	—

Net Income	29.0	24.9	16.6%

Investment (€ m)	1Q2003	1Q2002	Δ%

Recurring investment	17.0	12.7	33.7%
Non-recurring investment	31.9	27.2	17.2%

Total operating investment	48.9	39.9	22.5%

Number of employees	1Q2003	1Q2002	Δ%

Number of employees	1,385	1,332	4.0%

•     Consolidated EBITDA in the 1Q2003 was mainly affected by:

i) the decline of the generation revenues’ due to the high hydro levels and low pool prices experienced during the period;

ii) the increase in supplies and services as a result of the maintenance works at Aboño I and the expansion of the electricity distribution activity;

iii) due to a wet first quarter, the new Castejón CCGT dispatched a modest amount of electricity to the pool. Castejón’s sales were not enough to off-set the increase in the operating costs associated with the start of its operations in October 2002;

•     Financial results include €21.5 million in interest charges and €14.0 million from the merger goodwill. The interests charges are not directly comparable given that Adygesinval’s loan to acquire Hidrocantábrico was contracted in July 2002;

•     Hidrocantábrico accounted in the 1Q2003 the total tax benefit (around €25 million), granted by the Navarre Autonomous Region on the investment made in Castejón CCGT.

Note: Hidrocantábrico was proportionally consolidated in accordance with EDP’s stake in Hidrocantábrico (40%). Hidrocantábrico’s contribution to EDP Group’s consolidated accounts is presented in the page 24.

Bandeirante

Energy Sales (GWh)	1Q2003	1Q2002	Δ%

Energy contracted	2,747	3,200	-14.1%
Energy purchases on MAE (wholesale market)	53	—	—
Total energy purchases	2,800	3,200	-12.5%
Contract losses	(30)	(192)	-84.2%

Transmission losses	(81)	(78)	3.2%
Energy delivered to distribution	2,689	2,930	-8.2%
Distribution losses	(213)	(277)	-23.0%

Energy sales to MAE (wholesale market)	—	267	—
Residential	560	512	9.4%
Industrial	1,341	1,387	-3.3%
Commercial	319	276	15.6%
Other	256	211	21.3%
Energy sales to final customers	2,476	2,386	3.8%

Total energy sales	2,476	2,653	-6.7%

Gross profit (R$m)	1Q2003	1Q2002	Δ%

Energy acquisition	263.7	258.1	2.2%
Other direct activity costs	44.3	46.3	-4.3%
Total direct activity costs	308.0	304.4	1.2%

Electricity sales to MAE (wholesale market)	—	26.5	—
Residential	154.4	94.9	62.7%
Industrial	179.2	156.5	14.5%
Commercial	74.6	54.9	36.0%
Other	40.6	28.6	41.6%
Electricity sales to final customers	448.8	334.9	34.0%
Total electricity sales	448.8	361.4	24.2%

Regulatory tariff reposition	(24.3)	(16.7)	-44.8%
Other revenues & taxes	(31.3)	65.1	—
Total revenues	393.2	409.7	-4.0%

Gross profit	85.2	105.3	-19.1%

•     Bandeirante is reducing its exposure to “contratos iniciais” (take-or-pay acquisition contracts with generators) in 2003-2006. In 1Q2003 these contracts were reduced by 25% leading to a decrease of 14.1% of the total energy contracted. This reduction had a positive impact on profitability, as the surplus energy contracted last year was sold at very low prices in the wholesale market (MAE);

•     As of Jan 2003 Eletrobrás is responsible for Itaipú’s contract losses (difference between each distribution company quota on Itaipú’s energy output and the true energy delivered). The distribution companies still pay for the losses in Itaipú’s transmission network, which is the item reflected in 2003;

•     Revenues from electricity sales to final costumers amounted to R$448.8 million, increasing 34.0% as a result of:

i) the 19.09% yearly tariff adjustment in October 2002;

ii) the 3.8% increase in the energy sales to final costumers compared to 1Q2002’s sales when electricity was being rationed;

iii) the criteria change in the low-income costumers that as of June 2002 are billed for their consumptions as regular consumers;

•     Gross profit is not directly comparable since Bandeirante accrued R$68.4 million in 1Q2002 from the recovery of the rationing losses and the non-controllable costs recognized in the “Parcela A”;

•     The October 2003 tariff revision should improve Bandeirante’s gross profit.

	R$million				€ million
Income Statement(1)	1Q2003	1Q2002	Δ%		1Q2003	1Q2002	Δ%

Revenues	393.2	409.7	-4.0%		104.3	200.4	-48.0%

Direct Activity Costs	308.0	304.4	1.2%		81.6	148.9	-45.2%

Gross Profit	85.2	105.3	-19.1%		22.7	51.5	-56.0%
Gross Profit/Revenues	21.7%	25.7%	-4.0	p.p.	21.8%	25.7%	-4.0	p.p.

Sundry materials & goods for resale	1.8	1.9	-5.3%		0.5	1.0	-49.6%
Supplies and services	19.0	17.1	10.9%		5.0	8.4	-40.0%
Personnel costs	20.4	19.4	5.2%		5.4	9.5	-43.0%
Other operating costs (or revenues)	(1.4)	3.2	—		(0.4)	1.6	—
Own work capitalised	(0.5)	(0.9)	50.5%		(0.1)	(0.5)	73.2%
Operating Costs	39.4	40.8	-3.4%		10.4	20.0	-47.7%

EBITDA	45.8	64.5	-29.0%		12.3	31.6	-61.2%
EBITDA/Revenues	11.6%	15.7%	-4.1	p.p.	11.8%	15.8%	-4.0	p.p.

Depreciation	28.2	27.7	1.7%		7.5	13.5	-44.9%
Provision	7.4	—	—		2.0	—	—

EBIT	10.2	36.8	-72.3%		2.8	18.0	-84.3%
EBIT/Revenues	2.6%	9.0%	-6.4	p.p.	2.7%	9.0%	-6.3	p.p.

Financial Results	(44.0)	(16.8)	-162.4%		(11.6)	(8.2)	-42.0%
Extraordinary Results	(3.5)	(11.3)	69.3%		(0.9)	(5.6)	83.5%

Income Before Taxes	(37.3)	8.7	—		(9.7)	4.3	—
Income taxes	(11.2)	2.6	—		(2.9)	1.3	—

Net Income	(26.1)	6.1	—		(6.8)	3.0	—

•   EBITDA decreased 29.0% vis-à-vis the 1Q2002, because of:

i) regulatory adjustments in 1Q2002 (R$68.4 million);

ii) “supplies and services” and “personnel costs” increasing due to inflation;

•    Financial results were adversely affected by financing contracts linked to IGP-M price index, which took its toll on Bandeirante’s bottom-line;

•    In March 2003, Bandeirante issued R$200 million in short-term notes to refinance its short-term debt.

(1)     Important note: the income statement presented above does not correspond to the statutory accounts of Bandeirante, being only taken for consolidation purposes in EDP Group.

Financial Debt (R$m)	1Q2003	YE2002	Δ%

EPD Brasil S.A. (Group)	324.2	382.2	-15.2%
BNDES	267.7	272.0	-1.6%
Others	203.5	159.4	27.7%
Local currency	795.5	813.5	-2.2%

Dollar Denominated Debt	52.2	51.9	0.6%

Total Financial Debt	847.7	865.4	-2.1%

Asset to Recover(1)	331.0	322.4	2.7%

(1) rationing losses and “Parcela A”

Investment (R$m)	1Q2003	1Q2002	Δ%

Recurring investments	17.6	16.0	9.9%
Non-recurring investments	12.5	0.9	—

Total Operating Investments	30.1	16.9	78.2%

Number of employees	1Q2003	1Q2002	Δ%

Number of employees	1,349	1,448	-6.8%

Escelsa

Energy Sales (GWh)	1Q2003	1Q2002	Δ%

Energy contracted	1,496	1,679	-10.9%
Self generation	317	298	6.2%
Energy purchases on MAE (wholesale market)	52	—	—
Total energy purchases	1,865	1,978	-5.7%
Contract losses	(35)	(107)	-67.1%

Transmission losses	(52)	(46)	12.7%
Energy delivered to distribution	1,777	1,824	-2.6%
Distribution losses	(247)	(215)	14.9%

Energy sales to MAE (wholesale market)	15	184	-91.8%
Residential	340	279	22.0%
Industrial	675	683	-1.2%
Commercial	210	211	-0.9%
Other	290	251	15.4%
Energy sales to final customers	1,514	1,424	6.3%

Total energy sales	1,529	1,609	-4.9%

Gross profit (R$m)	1Q2003	1Q2002	Δ%

Energy acquisition	102.5	93.4	9.7%
Other direct activity costs	31.7	28.2	12.3%
Total direct activity costs	134.2	121.7	10.3%

Electricity sales to MAE (wholesale market)	0.1	8.8	-99.3%
Residential	88.2	63.6	38.7%
Industrial	77.2	66.1	16.8%
Commercial	44.6	36.7	21.5%
Other	37.3	28.7	30.1%
Electricity sales to final customers	247.3	195.1	26.8%
Total electricity sales	247.4	203.9	21.3%

Regulatory tariff reposition	(10.6)	(10.3)	-2.9%
Other revenues & taxes	0.9	14.6	-93.8%
Total revenues	237.7	208.2	14.2%

Gross profit	103.5	86.5	19.7%

•    Escelsa also benefited from the gradual termination of the “contratos iniciais” and from the change in the Itaipu’s contract;

•   Industrial sales fell on both year-on-year and quarter-on-quarter basis, as some industrial clients switched to the free market. Nevertheless, these clients continue to pay the use of the distribution grid which is being accounted for as “other revenues & taxes”;

•    Revenues from electricity sales to final costumers amounted to R$247.3 million, increasing 26.8% as a result of:

i) the 15.97% yearly tariff adjustment in August 2002;

ii) the 6.3% increase in the energy sales to final customers following the end of the rationing program;

•    Direct activity costs increased 10.3% year-on-year explained by:

i) Itaipú’s USD-indexed acquisitions;

ii) inflation pressures;

iii) rise in the transmission tariff;

•    Overall, gross profit increased almost 20% due to: i) higher consumption levels combined with a rise in the average tariff, and ii) the 25% reduction of the “contratos iniciais”;

•    It is important to note that there were regulatory adjustments amounting to R$25.9 million in 1Q2002 impacting gross profit.

	R$million				€ million
Income Statement	1Q2003	1Q2002	Δ%		1Q2003	1Q2002	Δ%

Revenues	237.7	208.2	14.2%		63.1	101.6	-38.0%

Direct Activity Costs	134.2	121.7	10.3%		35.6	59.5	-40.2%

Gross Profit	103.5	86.5	19.7%		27.5	42.2	-34.8%
Gross Profit/Revenues	43.6%	41.6%	2.0	p.p.	43.6%	41.5%	2.1	p.p.

Sundry materials & goods for resale	1.9	1.6	24.3%		0.5	0.8	-32.4%
Supplies and services	12.8	10.4	23.0%		3.4	5.1	-33.1%
Personnel costs	15.8	14.2	11.2%		4.2	7.0	-39.7%
Other operating costs (or revenues)	1.4	0.9	46.2%		0.4	0.5	-20.9%
Own work capitalised	—	—	—		—	—	—
Operating Costs	31.9	27.1	17.7%		8.5	13.3	-36.1%

EBITDA	71.6	59.4	20.6%		19.0	28.9	-34.2%
EBITDA/Revenues	30.1%	28.5%	1.6	p.p.	30.2%	28.4%	1.7	p.p.

Depreciation	14.6	14.1	3.1%		3.9	6.9	-44.1%
Provision	4.0	14.0	-71.5%		1.1	6.9	-84.6%

EBIT	53.0	31.2	69.9%		14.1	15.1	-6.5%
EBIT/Revenues	22.3%	15.0%	7.3	p.p.	22.3%	14.8%	7.5	p.p.

Financial Results	72.9	(10.3)	—		20.2	(4.5)	—
Extraordinary Results	(1.3)	(3.0)	56.2%		(0.4)	(1.4)	75.3%

Income Before Taxes	124.6	18.0	593.6%		33.9	9.2	269.3%
Income taxes	42.5	3.8	—		11.5	2.0	481.3%

Net Income	82.1	14.2	480%		22.4	7.2	211%

• Operating costs increased 17.7% vis-à-vis 1Q2002 as a result of:

i) inflation pressures;

ii) costs incurred with energy conservation programmes;

•   Provisions went down 71.5% given that the 1Q2002 was negatively influenced by higher provisions to cover possible losses in the regulatory asset;

• The sharp rise in net income is due to: i) a better operating performance; and ii) the effect of the Real’s appreciation in the dollar denominated debt, which led to a strong improvement in Escelsa’s financial results.

Financial Debt (R$m)	1Q2003	YE2002	Δ%

BNDES	325.6	333.1	-2.2%
Others	42.9	33.4	28.7%
Local currency	368.5	366.4	0.6%

Senior Notes	1,475.1	1,592.5	-7.4%
Other	64.0	52.8	21.2%
Dollar Denominated Debt	1,539.1	1,645.3	-6.5%

Total Financial Debt	1,907.7	2,011.7	-5.2%

Asset to Recover(1)	177.0	177.5	-0.3%

(1) rationing losses and “Parcela A”

Hedging: Dollar Denominated Asset	285.4	296.3	-3.7%

Investment (R$m)	1Q2003	1Q2002	Δ%

Recurring investments	12.3	13.1	-6.1%
Non-recurring investments	—	—	—

Total Operating Investments	12.3	13.1	-6.1%

Number of employees	1Q2003	1Q2002	Δ%

Number of employees	1,360	1,404	-3.1%

Important note: the 2002 figures presented in this section are given only for analysis purposes. In 2002 Escelsa was equity consolidated in EDP from January until September and fully consolidated from October until December. EDP controls 54.74% of Escelsa.

Enersul

Energy Sales (GWh)	1Q2003	1Q2002	Δ%

Energy contracted	750	815	-8.0%
Self generation	112	103	8.9%
Energy purchases on MAE (wholesale market)	16	—	—
Total energy purchases	877	918	-4.5%
Contract losses	(9)	(33)	-71.9%

Transmission losses	(23)	(22)	5.4%
Energy delivered to distribution	844	863	-2.2%
Distribution losses	(137)	(134)	2.3%

Energy sales to MAE (wholesale market)	2	77	-98.1%
Residential	238	208	14.4%
Industrial	155	156	-0.5%
Commercial	145	127	13.8%
Other	168	161	4.3%
Energy sales to final customers	705	652	8.2%

Total energy sales	707	729	-3.0%

Gross profit (R$m)	1Q2003	1Q2002	Δ%

Energy acquisition	41.3	39.0	5.8%
Other direct activity costs	16.5	13.7	20.9%
Total direct activity costs	57.8	52.7	9.7%

Electricity sales to MAE (wholesale market)	0.0	1.5	-99.6%
Residential	51.1	40.5	26.2%
Industrial	18.6	16.8	10.7%
Commercial	29.7	23.1	28.6%
Other	20.0	18.8	6.4%
Electricity sales to final customers	119.4	99.2	20.4%
Total electricity sales	119.4	100.7	18.6%

Regulatory tariff reposition	(5.7)	(4.5)	-26.7%
Other revenues & taxes	(5.3)	21.3	—
Total revenues	108.4	117.5	-7.7%

Gross profit	50.6	64.8	-21.9%

•   In the 1Q2003, Enersul, like the other Brazilian distribution companies, benefited from the 25% reduction of the “contratos iniciais”, which allowed a decrease of 8.0% in the total energy contracted;

•   Revenues from electricity sales to final costumers amounted to R$119.4 million, increasing 20.4% as a result of: i) the 12.25% yearly tariff adjustment in April 2002; and ii) the 8.2% increase in the energy sales now that energy is no longer rationed;

• Direct activity costs increased 9.7% year-on-year explained by: i) Itaipú’s USD-indexed acquisitions; ii) inflation pressures; and iii) a rise in the transmission tariff;

• Gross profit is not directly comparable since Enersul accrued R$29.0 million related to the recovery of the rationing losses and the non-controllable costs items recognized in the “Parcela A” in 1Q2002;

•    Enersul will benefit from the tariff revision occurred last April 8th where ANEEL granted an average tariff increase of 32.59% (plus 9.67% to be recovered in equal parts during the next four years) and established a X Factor of 2.35% to be reflected in the annual tariff adjustments. In this tariff revision ANEEL defined an Index that, besides reflecting the cost evolution of the company, enables a more adequate return on investments. Specifically, the Index set by ANEEL in 2003 aims at:

i) an adequate return on investments made between 1997 and 2002, amounting to some R$550 million in the expansion of the distribution grid and in the improvement of the quality of service;

ii) a pass-through to the final tariff of the 43% increase in energy acquisition costs that took place in the last 12 months, including the compulsory energy acquisition to Itaipú;

iii) a pass-through to the final tariff of the increased costs with O&M, resulting from the expansion of the distribution grid and the improvement of the service quality;

•   It is important to note that this tariff revision does not include the “Variation of Parcela A” – the deviation between the non-controllable costs estimated in the last tariff adjustment and the true non-controllable costs incurred by the company. Between April 2002 and 2003 this deviation amounted to R$25.1 million and will be recovered during 24 months following the tariff adjustment in April 2004.

	R$million				€ million
Income Statement	1Q2003	1Q2002	Δ%		1Q2003	1Q2002	Δ%

Revenues	108.4	117.5	-7.7%		28.7	57.4	-50.0%

Direct Activity Costs	57.8	52.7	9.7%		15.3	25.8	-40.7%

Gross Profit	50.6	64.8	-21.9%		13.5	31.7	-57.5%
Gross Profit/Revenues	46.7%	55.1%	-8.5	p.p.	46.8%	55.1%	-8.3	p.p.

Sundry materials & goods for resale	3.2	2.0	62.2%		0.8	1.0	-12.2%
Supplies and services	8.1	6.6	22.4%		2.1	3.2	-33.7%
Personnel costs	12.2	10.9	11.8%		3.2	5.3	-39.4%
Other operating costs (or revenues)	0.6	0.8	-27.6%		0.2	0.4	-61.1%
Own work capitalised	—	—	—		—	—	—
Operating Costs	24.0	20.3	18.6%		6.4	9.9	-35.7%

EBITDA	26.5	44.5	-40.3%		7.1	21.8	-67.4%
EBITDA/Revenues	24.5%	37.9%	-13.4	p.p.	24.7%	37.9%	-13.2	p.p.

Depreciation	14.2	12.0	18.5%		3.8	5.9	-35.7%
Provision	3.3	0.7	374.8%		0.9	0.3	161.7%

EBIT	9.0	31.8	-71.6%		2.4	15.6	-84.3%
EBIT/Revenues	8.3%	27.1%	-18.8	p.p.	8.5%	27.1%	-18.6	p.p.

Financial Results	(11.0)	(5.9)	-84.6%		(2.8)	(2.9)	0.7%
Extraordinary Results	(2.3)	0.0	—		(0.6)	0.0	—

Income Before Taxes	(4.2)	25.9	—		(1.0)	12.7	—
Income taxes	—	9.1	—		—	4.5	—

Net Income	(4.2)	16.8	—		(1.0)	8.3	—

•   Operating costs increased 18.6% versus 1Q2002 as a result of:

i) inflation pressures and higher maintenance costs;

ii) lower capitalized personnel costs explained by a decrease in the operating investments;

•   Financial results were R$5.1 million higher due to an increase in the interests payable, justified by:

i) rise in Brazilian interest rates;

ii) an increase in debt vis-à-vis 1Q2002 (R$117 million);

iii) in 1Q2003 there were no capitalised interest charges (versus R$4.0 in 1Q2002).

Financial Debt (R$m)	1Q2003	YE2002	Δ%

Magistra S.A. (Group)	89.5	66.0	35.7%
BNDES	154.8	157.7	-1.8%
Others	155.2	154.1	0.7%
Local currency	399.5	377.8	5.7%

Dollar Denominated Debt	180.5	199.4	-9.5%

Total Financial Debt	580.0	577.2	0.5%

Asset to Recover(1)	117.2	114.3	2.5%

(1) rationing losses and “Parcela A”

Hedging: Dollar Denominated Asset	6.7	6.0	12.5%

Investment (R$m)	1Q2003	1Q2002	Δ%

Recurring investments	7.2	15.4	-53.2%
Non-recurring investments	—	10.1	—

Total Operating Investments	7.2	25.5	-71.8%

Number of employees	1Q2003	1Q2002	Δ%

Number of employees	930	971	-4.2%

Important note: the 2002 figures presented in this section are given only for analysis purposes. In 2002 Enersul was equity consolidated in EDP from January until September and fully consolidated from October until December. EDP controls 35.69% of Enersul.

Telecoms – Fixed Line (Portugal & Spain)

	Pro-forma
Operating Revenues (€ m)	1Q2003	1Q2002	Δ%

Voice telecommunications services	51.2	41.5	23.4%
Data telecommunications services	21.2	18.2	16.5%
Other telecommunications income	8.3	8.2	0%
Revenues from telecommunications services	80.7	67.9	18.7%
Equipment sales	1.3	4.4	-70.6%
Revenues from equipment sales	1.3	4.4	-70.6%

Operating revenues	81.9	72.3	13.3%

Direct Activity Costs (€ m)	1Q2003	1Q2002	Δ%

Cost of telecommunications services	41.4	36.8	12.6%
Cost of equipment sales	1.1	4.2	-73.4%

Direct activity costs	42.5	40.9	3.9%

Gross Profit (€ m)	1Q2003	1Q2002	Δ%

Gross profit on telecommunications services	39.3	31.2	25.9%
Gross profit on equipment sales	0.2	0.2	-14.1%

Gross Profit	39.4	31.4	25.6%

•   In January 2003, ONI acquired OLA Internet, a Spanish telecommunications company that provides voice services. This acquisition brings an extra 102 million minutes, which explains half the increase in voice minutes at ONI.

•   Growth in revenues from voice services was for the most part generated at ONI Spain, due to the first-time consolidation of OLA Internet. Voice services’ revenues at ONI Spain increased 40.1% year-on-year to €32.7 million, representing 63.9% of total proceeds from this activity.

•   Revenues from data services at ONI Portugal, which accounted for 82.2% of total data services, increased 29.1%. This positive performance was based on: (i) a 28% growth in bandwidth access revenues and (ii) a 15% increase of the average price per minute, which, despite a 7.2% decrease in ISP traffic, led to a 35% rise in proceeds from internet services.

•    The gross margin of telecommunications services was up 2.8 p.p. to 48.7% due to: (i) ONI’s development and increased use of its extensive access network; (ii) a 10% fall in interconnection costs, which occurred in May 2002 and (iii) the first-time consolidation of OLA Internet, which accounted for 25.7% of ONI Spain’s gross profit for telecommunication services.

Important Note: In view of the shut-down of UMTS operations and for analysis purposes, the figures presented in the 1Q2002 do not include ONI Way’s contribution.

	Pro-forma
Operating Income Statement (€ m)	1Q2003	1Q2002	Δ%

Revenues from telecommunications services	80.7	67.9	18.7%
Revenues from equipment sales	1.3	4.4	-70.6%
Operating revenues	81.9	72.3	13.3%

Direct activity costs	42.5	40.9	3.9%

Gross Profit	39.4	31.4	25.6%
Gross Profit/Revenues	48.1%	43.4%	4.7	p.p.

Supplies and services - Group	0.1	0.4	-78.2%
Supplies and services - Non-Group	24.9	27.7	-9.9%
Personnel Costs	17.4	18.0	-3.1%
Other operating costs (or revenues)	0.6	(0.2)	—
Own work capitalised	(0.0)	(0.4)	98.4%
Operating costs	43.0	45.4	-5.4%

EBITDA	(3.5)	(14.0)	74.8%
EBITDA/Revenues	-4.3%	-19.4%	15.1	p.p.

Depreciation and amortisation	16.9	14.6	16.2%
Provisions	0.5	1.6	-68.9%

EBIT	(21.0)	(30.2)	30.6%
EBIT/Revenues	-25.6%	-41.8%	16.2	p.p.

Financial Results	(11.7)	(9.8)	-19.3%
Extrordinary Results	(3.4)	(5.3)	35.5%
Income Before Taxes	(36.1)	(45.3)	20.4%

Taxes and Minorities	(2.9)	(1.1)	-158.8%
Net Income	(33.2)	(44.2)	25.0%

Number of employees	1Q2003	1Q2002	Δ%

Fixed Line Portugal	655	790	-17.1%
Mobile	—	325	—
Fixed Line Spain	758	647	17.2%

Total	1,413	1,762	-19.8%

Investment (€ m)	1Q2003	1Q2002	Δ%

Fixed line Portugal	3.0	9.4	-67.8%
Recurrent	0.1	0.9	-84.2%
Non-recurring	2.9	8.5	-66.2%
Fixed line Spain	5.9	3.0	100.4%
Recurring	0.1	0.4	-76.3%
Non-recurring	5.8	2.5	130.7%
Mobile	—	24.5	—

Total operating investment	9.0	36.9	-75.7%

Financial Investment	2.4	1.1	127.0%

•   Supplies and Services fell 10% following the continued cost cutting program implemented by ONI. The major savings were in advertising and specialized works (namely IT services and O&M expenditures).

•   The 3.1% decrease in personnel costs results from a reduction in the number of employees at ONI Portugal, with personnel costs falling 16.6%, which was partly offset by both the first time consolidation of OLA Internet (200 employees) at ONI Spain and an increase in Comunitel number of employees (10 employees).

•   Excluding ONI Way contribution for the 1Q2002, operating investments would have decreased 27.5%, since non-recurring investments in the expansion of the network were made at ONI Portugal during the 1Q2002. ONI Spain’s investment includes €2.0 million in access equipment and infrastructures and €1.0 million related to the acquisition of cable access rights (IRU’s).

•    ONI acquired OLA Internet, a fixed line operator that focuses its activity on the business segment, for approximately €8.0 million, from which €2.0 million were paid in the 1Q2003.

Important Note: In view of the shut-down of UMTS operations and for analysis purposes, the figures presented in the 1Q2002 do not include ONI Way’s contribution.

Information Technology

Operating Income Statement (€ m)	1Q2003	1Q2002	Δ%

Sales	7.7	10.9	-29.7%
Services Provided	43.8	48.0	-8.9%
Operating Revenues	51.4	58.9	-12.7%

Sundry materials and goods for resale	6.4	9.0	-29.1%
Supplies and services - Group	3.0	2.2	33.0%
Supplies and services - Non-group	17.4	17.6	-1.1%
Personnel Costs	18.2	20.6	-11.5%
Other operating costs (or revenues)	(0.7)	(0.2)	—
Own work capitalised	(3.5)	(5.9)	40.5%
Operating Costs	40.8	43.4	-6.0%

EBITDA	10.6	15.5	-31.5%
EBITDA/Operating Revenues	20.6%	26.3%	-5.7	p.p.

Depreciation and amortisation	5.4	4.7	14.0%
Provisions	0.1	0.1	55.5%

EBIT	5.1	10.7	-52.4%
EBIT/Operating Revenues	9.9%	18.1%	-8.2	p.p.

Number of employees	1Q2003	1Q2002	Δ%

Number of Employees	1,796	1,799	-0.2%

•   Operating revenues at Edinfor totalled €51.4 million in the 1Q2003, down 12.7% year-on-year. The company was hit by both the slowdown of the Portuguese economy, and the reallocation of fixed assets to EDP Distribuição related to the development of an IT system based on the SAP platform, which implied that the respective costs began to be directly assumed by EDPD instead of Edinfor. Accordingly, the amount of services invoiced by Edinfor was reduced.

•             In 1Q2003, services provided to non-EDP Group companies accounted for 41.0% of total services provided by Edinfor.

•             Personnel costs went down 11.5% benefiting from both successful wage negotiations and a restructuring process that is being undertaken at Edinfor Group (namely at ACE). This process forecasts a reduction of 100 employees and cost-savings of 30% until the end of the year.

•             EBITDA declined 31.5% year-on-year to €10.6 million and the EBITDA margin fell 5.7 p.p. to 20.6% in the 1Q2003.  The Portuguese IT market is stagnating and this is reflected in an increased pressure on volumes and margins.

Consolidated Financial Results & Consolidated Extraordinary Results

Financial Results (€ m)	1Q2003	1Q2002	Δ%

Net Interest paid	(76.4)	(49.3)	-54.8%
Income from group&associated companies	6.3	6.2	1.6%
Goodwill amortization	(20.0)	(14.5)	-37.8%
Unfavourable foreign exchange differences	(22.1)	(2.6)	-747.2%
Favourable foreign exchange differences	34.1	12.2	178.9%
Investment income	17.2	—	—
Other	(10.7)	(11.2)	4.4%

Financial results	(71.5)	(59.2)	-20.8%

Income from Equity Method (€ m)	1Q2003	1Q2002	Δ%

REN (30%)	5.5	—	—
Escelsa (54.74%)	—	3.7	—
HidroCantábrico (19% x 50%)	—	2.5	—
Hidrocantábrico subsidiaries	0.8	—	—
Enersul subsidiaries	0.1	—	—
Total	6.3	6.2	1.6%

Goodwill amortization (€ m)	1Q2003	1Q2002	Δ%

Hidrocantábrico	8.6	—	—
EBE	1.9	2.4	-18.0%
IVEN	4.6	4.6	0.0%
OPTEP	—	2.1	—
ACE Holding	0.3	0.4	-4.7%
Comunitel	2.1	2.6	-17.6%
Other	2.3	2.4	-4.0%
Total	20.0	14.5	37.8%

Extraordinary Results (€ m)	1Q2003	1Q2002	Δ%

Fixed assets gains / (losses)	1.0	23.3	-95.9%
Increase in deprec. and provisions	—	(10.1)	—
Decrease in deprec. and provisions	8.1	8.9	-9.3%
Prior year adjustment (net)	(0.4)	(4.3)	90.5%
Hydrological correction	—	—	—
Depreciation of subsidies and concessions	19.4	18.6	4.4%
Bad debts	(0.3)	(0.7)	57.8%
Inventory losses/gains	(0.4)	(0.5)	30.4%
Other gains / (losses)	(4.0)	(6.7)	39.6%

Extraordinary Results	23.4	28.6	-18.2%

1Q2002 Hydrological Fund (€ m)

Initial Balance	Changes to the Hydrological Fund		EDP	Final Balance
(31 Dec 2001)	1Q2002	Financial Costs	Extraordinary Income	(31 Mar 2002)

387.5	-46.3	2.2	—	343.4

1Q2003 Hydrological Fund (€ m)

Initial Balance	Changes to the Hydrological Fund		EDP	Final Balance
(31 Dec 2002)	1Q2003	Financial Costs	Extraordinary Income	(31 Mar 2003)

324.1	20.1	3.0	—	347.2

The Group’s financial results amounted to a charge of €71.5 million:

1. Average annual cost of debt went up from 3.75% to 4.01% and since total debt increased, net interest charges rose €27.0 million. This is attributable to the consolidation of Escelsa, Enersul and Hidrocantábrico;

2. Investment income of €17.2 million in 1Q2003 relates to cash dividends received from: Iberdrola €7.0 million; BCP €10.1 million;

3. The €22.1 million in foreign exchange losses in 1Q2003 mostly results from the hedging operation of Escelsa’s US Dollar denominated debt, given that i) since the 31st December 2002 EDP S.A. owns 357.4 million of the total 431.0 million Escelsa bonds outstanding and ii) the Brazilian Real has appreciated against the US Dollar; the full consolidation of Escelsa contributes with €30,1 million in forex gains for this same last reason.

4. Despite changes in consolidation, the contribution from group and associated companies was stable at €6.3 million.

The EDP Group’s net extraordinary gain amounted to €23.4 million. Most of this figure results from recurring depreciation of subsidized EDPD investments.

Consolidated Income Statement

Consolidated Income Statement (€ m)	1Q2003	1Q2002	Δ%

Electricity Sales	1,531.9	1,311.4	16.8%
Other Sales	16.4	22.8	-28.2%
Services Provided	108.8	113.0	-3.7%
Operating Revenues	1,657.1	1,447.2	14.5%

Electricity	783.8	627.8	24.8%
Fuel	47.0	121.4	-61.3%
Sundry materials and goods for resale	56.7	26.5	114.0%
Supplies and services	151.4	138.4	9.4%
Personnel costs	166.4	150.2	10.8%
Concession fees	44.0	40.1	9.6%
Other operating costs (or revenues)	(2.1)	(0.7)	-191.3%
Own work capitalised	(51.0)	(46.8)	-8.9%
Operating costs	1,196.1	1,056.8	13.2%

EBITDA	461.0	390.4	18.1%
EBITDA/Revenues	27.8%	27.0%	0.8	p.p.

Depreciations	199.0	166.3	19.7%
Provisions	27.3	23.9	14.5%

EBIT	234.7	200.2	17.2%
EBIT/Revenues	14.2%	13.8%	0.3	p.p.

Financial Results	(71.5)	(59.2)	-20.8%
Extraordinary Results	23.4	28.6	-18.2%

Income before taxation	186.6	169.7	10.0%

Income Taxes	61.0	59.5	2.6%
Minorities	(6.9)	(19.2)	64.1%

Net Income	132.5	129.4	2.4%

Adjusted Cash Flow and Consolidated Balance Sheet

Cash Flow (€ m)	1Q2003	1Q2002	Δ%

Net Income	132.5	129.4	2.4%
Depreciation	199.0	166.3	19.7%
Provisions	27.3	23.9	14.5%

Cash-Flow	358.8	319.6	12.3%

Tariff Adjustment	22.8	(23.1)	—
Hydrological Correction	20.1	(46.3)	—
Hydrological Account Interest	3.0	2.2	33.8%

Adjusted Cash-Flow	404.8	252.4	60.4%

Assets (€ m)	1Q2003	1Q2002	YE2002

Currents assets
Cash and cash equivalents	208.1	90.5	214.0
Accounts receivable - trade, net	871.2	706.3	864.6
Shareholders	—	9.4	249.2
Accounts receivable - other, net	524.3	646.2	582.8
Inventories	139.1	121.8	150.3
	1,742.7	1,574.2	2,060.9

Long-term receivables	381.3	177.9	252.3
Investments, net	1,754.7	2,382.9	1,700.4
Fixed assets, net	11,213.0	9,881.4	11,204.2
Other assets, net	1,753.7	1,263.0	1,843.1

Accrued income	370.5	273.3	343.5
Prepaid expenses	787.1	548.4	763.1

Total assets	18,003.0	16,101.1	18,167.5

Liabilities (€ m)	1Q2003	1Q2002	YE2002

Current liabilities
Short-term debt and current portion of long-term debt	1,127.7	1,310.8	1,887.0
Accounts payable - trade, net	856.4	906.5	1,017.8
State and other public entities	45.0	238.2	94.0
Accounts payable - other, net	290.8	116.4	174.5
	2,319.9	2,571.8	3,173.3

Long-term debt	6,693.3	4,033.8	6,107.0
Accrued pension liabilities	—	48.6	—
Provisions	785.9	775.4	806.3
Hydrologic correction account	347.2	343.4	324.1
Other liabilities	76.8	82.9	158.8

Accrued expenses	333.9	276.7	294.5
Deferred income	1,757.5	1,522.0	1,744.1

Total liabilities	12,314.6	9,654.6	12,608.1

Minority interest	67.7	220.3	65.2

Shareholders’ equity (€ m)	1Q2003	1Q2002	YE2002

Share capital	2,950.5	2,966.9	2,956.5
Revaluation reserves	1,172.7	2,020.9	1,172.7
Legal reserves	243.7	221.2	243.7
Other reserves	(450.2)	93.3	(429.6)
Equity Adjustments	(269.0)	—	(269.0)
Retained earnings	1,840.4	794.4	1,484.6
Net income for the year	132.5	129.4	335.2
Sharehoders’ equity	5,620.7	6,226.2	5,494.2

Total liabilities and shareholders’ equity	18,003.0	16,101.1	18,167.5

Income Statement by Business Areas

1Q2003 (€ m)	EDP Produção	EDP Distribuição	HC(1)	Bandeirante	Escelsa (2)	Enersul(2)	ONI	Information Technology	Consolidated

Electricity Sales	288.5	897.2	135.4	104.3	63.1	28.7	—	—	1,531.9
Other Sales	4.8	5.3	—	—	—	—	1.3	7.7	16.4
Services Provided	2.0	0.4	—	—	—	—	80.7	43.8	108.8
Operating Revenues	295.3	903.0	135.4	104.3	63.1	28.7	81.9	51.4	1,657.1

Electricity	5.0	590.1	88.9	81.6	35.6	15.3	—	—	783.8
Fuel	47.0	—	—	—	—	—	—	—	47.0
Sundry materials and goods for resale	1.4	24.6	—	0.5	0.5	0.8	42.5	6.4	56.7
Supplies and services	11.7	49.7	7.8	5.0	3.4	2.1	25.0	20.3	151.4
Personnel costs	30.1	99.3	8.0	5.4	4.2	3.2	17.4	18.2	166.4
Concession fees	1.0	42.8	—	—	—	—	—	—	44.0
Other operating costs (or revenues)	(1.1)	(2.2)	0.5	(0.4)	0.4	0.2	0.6	(0.7)	(2.1)
Own work capitalised	(4.0)	(40.9)	(1.1)	(0.1)	—	—	(0.0)	(3.5)	(51.0)
Operating costs	90.9	763.4	104.1	92.0	44.0	21.7	85.5	40.8	1,196.1

EBITDA	204.4	139.6	31.3	12.3	19.0	7.1	(3.5)	10.6	461.0
EBITDA/Revenues	69.2%	15.5%	23.1%	11.8%	30.2%	24.7%	-4.3%	20.6%	27.8%

Depreciations	58.6	85.4	12.9	7.5	3.9	3.8	16.9	5.4	199.0
Provisions	2.4	17.4	0.5	2.0	1.1	0.9	0.5	0.1	27.3

EBIT	143.4	36.7	17.9	2.8	14.1	2.4	(21.0)	5.1	234.7
EBIT/Revenues	48.6%	4.1%	13.3%	2.7%	22.3%	8.5%	-25.6%	9.9%	14.2%

Financial Results	(17.3)	(8.3)	(14.9)	(11.6)	20.2	(2.8)	(11.7)	(2.5)	(71.5)
Extraordinary Results	2.4	24.4	2.0	(0.9)	(0.4)	(0.6)	(3.4)	0.1	23.4

Income before taxation	128.5	52.8	5.0	(9.7)	33.9	(1.0)	(36.1)	2.6	186.6

Income taxes	50.4	16.9	(7.5)	(2.9)	11.5	—	(2.9)	1.7	61.0
Minority interests	2.6	—	0.9	—	—	—	(0.1)	(0.0)	(6.9)

Net Income	75.6	35.9	11.6	(6.8)	22.4	(1.0)	(33.2)	1.0	132.5

Note: Business segment accounts not audited

(1) 40% consolidation

(2) Full consolidation

1Q2002 (€ m)	EDP Produção	EDP Distribuição	HC	Bandeirante(1)	Escelsa	Enersul	ONI	Information Technology	Consolidated

Electricity Sales	350.4	840.5	—	116.6	—	—	—	—	1,311.4
Other Sales	3.5	5.1	—	—	—	—	4.4	10.9	22.8
Services Provided	3.1	0.4	—	—	—	—	67.9	48.0	113.0
Operating Revenues	357.0	846.1	—	116.6	—	—	72.3	58.9	1,447.2

Electricity	0.9	548.3	—	88.0	—	—	—	—	627.8
Fuel	121.4	—	—	—	—	—	—	—	121.4
Sundry materials and goods for resale	0.9	12.2	—	0.5	—	—	40.9	9.0	26.5
Supplies and services	16.5	33.5	—	5.0	—	—	28.1	19.8	138.4
Personnel costs	27.8	94.1	—	6.4	—	—	18.0	20.6	150.2
Concession fees	0.9	39.3	—	—	—	—	—	—	40.1
Other operating costs (or revenues)	(0.8)	(0.6)	—	1.0	—	—	(0.2)	(0.2)	(0.7)
Own work capitalised	(5.5)	(30.9)	—	(0.2)	—	—	(0.4)	(5.9)	(46.8)
Operating costs	162.1	695.8	—	100.7	—	—	86.3	43.4	1,056.8

EBITDA	194.9	150.3	—	15.8	—	—	(14.0)	15.5	390.4
EBITDA/Revenues	54.6%	17.8%	—	13.6%	—	—	-19.4%	26.3%	27.0%

Depreciations	56.5	82.0	—	5.8	—	—	14.6	4.7	166.3
Provisions	2.4	18.7	—	—	—	—	1.6	0.1	23.9

EBIT	136.0	49.7	—	10.1	—	—	(30.2)	10.7	200.2
EBIT/Revenues	38.1%	5.9%	—	8.6%	—	—	-41.8%	18.1%	13.8%

Financial Results	(20.7)	(17.4)	—	(4.5)	—	—	(9.8)	(3.3)	(59.2)
Extraordinary Results	1.0	20.5	—	(3.0)	—	—	(5.3)	0.1	28.6

Income before taxation	116.3	52.8	—	2.6	—	—	(45.3)	7.4	169.7

Income taxes	45.6	17.4	—	1.2	—	—	(1.4)	3.8	59.5
Minority interests	2.0	—	—	—	—	—	0.2	(0.1)	(19.2)

Net Income	68.8	35.4	—	1.4	—	—	(44.2)	3.8	129.4

Note: Business segment accounts not audited

(1) January and February figures

Balance Sheet by Business Areas

1Q2003 (€ m)	EDP Produção	EDP Distribuição	HC(1)	Bandeirante	Escelsa(2)	Enersul(2)	ONI	Information Technology	Consolidated

Intangible assets	5.7	0.1	444.9	3.9	—	—	313.0	8.7	1,753.7
Fixed assets	4,308.7	4,316.3	981.2	288.7	204.9	170.8	237.9	90.9	11,213.0
Financial Investments	35.3	0.2	97.2	23.9	210.7	2.3	65.6	66.7	1,754.7
Current assets	991.3	552.9	158.5	145.6	163.1	53.8	177.3	131.6	1,742.7
Long-term receivables	3.5	—	28.7	80.3	45.6	42.0	—	—	381.3

Accruals and deferrals	29.9	167.1	1.3	106.4	126.9	54.5	110.9	30.7	1,157.6
Total assets	5,374.4	5,036.6	1,711.7	648.9	751.2	323.4	904.8	328.5	18,003.0

Provisions	118.5	313.6	35.6	44.3	42.0	11.4	19.2	2.5	785.9
Hydrologic correction account	—	—	—	—	—	—	—	—	347.2
Financial debt	2,460.4	876.9	813.8	231.6	521.2	158.5	683.2	89.7	7,821.0
Other medium and long term liabilities	15.0	—	36.8	37.2	47.7	9.1	122.4	1.3	76.8
Other short term liabilities	704.0	917.7	116.8	110.9	43.9	28.8	136.0	143.6	1,192.3

Accruals and deferrals	103.8	1,373.4	25.6	60.9	—	—	65.0	18.4	2,091.4
Total liabilities	3,401.6	3,481.6	1,028.6	485.0	654.8	207.7	1,025.8	255.6	12,314.6

Minority interests	37.5	—	5.2	—	—	—	(1.0)	6.1	67.7

Shareholders’ equity	1,935.2	1,555.1	678.0	163.9	96.4	115.8	(120.1)	66.8	5,620.7

Total liabilities + equity	5,374.4	5,036.6	1,711.7	648.9	751.2	323.4	904.8	328.5	18,003.0

Note: Business segment accounts not audited

(1) 40% consolidation

(2) Full consolidation

2002 (€ m)	EDP Produção	EDP Distribuição	HC(1)	Bandeirante	Escelsa(2)	Enersul(2)	ONI	Information Technology	Consolidated

Intangible assets	5.9	0.1	444.4	4.2	—	—	344.1	8.6	1,843.1
Fixed assets	4,324.1	4,329.8	983.6	307.6	203.5	171.1	242.9	86.1	11,204.2
Financial Investments	25.9	0.2	92.0	—	201.5	2.5	68.4	68.0	1,700.4
Current assets	820.5	558.2	167.3	158.1	209.8	48.0	150.7	141.4	2,060.9
Long-term receivables	1.9	93.0	21.3	76.5	51.8	39.1	—	—	252.3

Accruals and deferrals	21.6	160.0	1.5	104.3	74.2	56.1	105.4	21.9	1,106.6
Total assets	5,199.9	5,141.4	1,710.0	650.7	740.9	316.8	911.4	326.0	18,167.5

Provisions	116.8	312.4	38.5	41.8	44.8	10.4	22.1	2.5	806.3
Hydrologic correction account	—	—	—	—	—	—	—	—	324.1
Financial debt	2,458.8	945.7	816.6	233.1	542.0	155.5	628.2	90.1	7,994.1
Other medium and long term liabilities	15.0	54.5	34.4	37.0	15.7	8.9	123.5	1.2	158.8
Other short term liabilities	631.5	1,022.0	127.7	108.2	76.2	26.8	168.0	141.7	1,286.3

Accruals and deferrals	88.4	1,287.4	23.5	60.6	2.1	—	56.6	15.9	2,038.6
Total liabilities	3,310.4	3,622.2	1,040.8	480.6	680.8	201.6	998.5	251.3	12,608.1

Minority interests	34.9	—	4.9	—	—	—	(0.8)	10.9	65.2

Shareholders’ equity	1,854.6	1,519.2	664.4	170.1	60.1	115.2	(86.3)	63.8	5,494.2

Total liabilities + equity	5,199.9	5,141.4	1,710.0	650.7	740.9	316.8	911.4	326.0	18,167.5

Note: Business segment accounts not audited

(1) 40% consolidation

(2) Full consolidation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 27, 2003

EDP- Electricidadé de Portugal

	By:	/s/ Francisco de la Fuente Sánchez
Name: Francisco de la Fuente Sánchez
Title: Director